Mail Stop 4561

June 28, 2007

James L. Pate III
Chief Financial Officer
Coastal Banking Company, Inc.
36 Sea Island Parkway
Beaufort, South Carolina 29907

> **RE:** **Coastal Banking Company, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-28333**

Dear Mr. Pate,

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant